Exhibit 99.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and between

CASTOR MARITIME INC.

and

TORO CORP.

Dated as of December 12, 2024

i

ii

SHARE PURCHASE AGREEMENT, dated as of December 12, 2024 (this “Agreement”), by and between CASTOR MARITIME INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), and TORO CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the “Investor”).

WHEREAS, on August 7, 2023, the Company entered into an agreement to issue and sell to the Investor 50,000 Series D Cumulative Perpetual Convertible Preferred Shares, par value $0.001 per share (all the shares of such series, the “Series D Preferred Shares”).

WHEREAS, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company, an additional 50,000 Series D Preferred Shares,  on the terms and subject to the conditions set forth herein.

WHEREAS, in connection with the issuance and sale of the additional Series D Preferred Shares hereunder, the Company intends to amend and restate the terms of the Series D Preferred Shares as set forth in the Statement of Designation (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01.  Definitions.

(a)  As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company, as further amended or amended and restated from time to time.

“BCA” means the Business Corporations Act of the Republic of the Marshall Islands, as amended from time to time.

“Board” means the board of directors of the Company, except where the context requires otherwise.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, Cyprus or Greece are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of such commercial banks are generally open for use by customers on such day.

“Bylaws” means the Amended and Restated Bylaws of the Company, as further amended or amended and restated from time to time.

“Common Shares” means the common shares, par value $0.001 per share, of the Company.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Entity” means any Federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, board, court or other legislative, executive or judicial governmental entity.

“Law” means any Federal, state, local or foreign law (including the Foreign Corrupt Practices Act and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, license or permit of any Governmental Entity.

“Nasdaq” shall mean the Nasdaq Capital Market, or any other Nasdaq market on which the Company’s Common Shares are traded, and their successors.

“Person” means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Purchased Shares” means the additional 50,000 Series D Preferred Shares acquired by the Investor pursuant to this Agreement.

“Registrable Securities” means, as of any date of determination, (a) Common Shares of the Company (or any other shares of a class of stock of the Company or other securities of the Company or a successor entity of the Company resulting from a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of the Company), issued to the Investor upon conversion of the Series D Preferred Shares of the Company (or assumed by a successor of the Company) and (b) any Common Shares received by the Investor in respect thereof in connection with any split or subdivision, dividend, distribution or similar transaction; provided that any such Common Shares shall cease to be Registrable Securities upon the earliest to occur of: (i) such Common Shares being sold pursuant to an effective registration statement under the Securities Act, (ii) such Common Shares being sold pursuant to Rule 144, (iii) such Common Shares becoming eligible for sale by the Investor pursuant to Rule 144 without volume or manner-of-sale restrictions and (iv) such Common Shares ceasing to be outstanding.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel and advisors for the Investor.

“Statement of Designation” means the amended and restated statement of designation of rights, preferences and privileges of the Series D Preferred Shares to be filed with the Registry of the Marshall Islands with respect to the Series D Preferred Shares.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body is (or, if there are no such voting interests, 50% or more of the equity interests of which are) owned directly or indirectly by such first Person.

“Trading Day” means a day on which Nasdaq is open for trading.

(b)          In addition to the terms defined in Section 1.01(a), the following terms have the meanings assigned thereto in the Sections set forth below:

Term	Section
Aggregate Purchase Price	2.01
Agreement	Preamble
Closing	2.02(a)
Closing Date	2.02(a)
Company	Preamble
Company Material Adverse Effect	3.03
Investor Purchase	2.01
Investor’s Shares	5.05(a)
Series D Preferred Shares	Preamble
Subsidiaries	3.03

ARTICLE II

Purchase and Sale of the Purchased Shares

SECTION 2.01.  Purchase and Sale.

On the terms of this Agreement and subject to the satisfaction of the conditions set forth in Sections 6.01 and 6.02, the Investor shall purchase from the Company, and the Company shall issue to the Investor, 50,000 Series D Preferred Shares of par value $0.001 each, at a price of $1,000 per share for an aggregate amount of $50,000,000. As used herein, “Aggregate Purchase Price” means the aggregate purchase price paid by the Investor for the Purchased Shares. The purchase of the Series D Preferred Shares by the Investor pursuant to this Section 2.01 is referred to as the “Investor Purchase”.

SECTION 2.02.  Closing.

(a)         On the terms of this Agreement and subject to the conditions set forth in Sections 6.01 and 6.02, the closing of the Investor Purchase (the “Closing”) shall occur remotely via the electronic exchange of documents and signatures on the date hereof, or such other date as the Company and the Investor shall mutually agree (the date on which the Closing occurs, the “Closing Date”).

(b)          On or prior to the Closing Date, (i) the Company shall deliver or cause to be delivered to the Investor (A) this Agreement duly executed by the Company, (B) the Company’s wire instructions on Company letterhead and executed by the Company’s Chief Financial Officer, (C) (1) the certificates representing the Series D Preferred Shares or (2) evidence that the Series D Preferred Shares are entered on the Company's share register and recorded in the Company's books and records and (D) all other documents and certificates to satisfy the conditions set forth in Section 6.02 and (ii) the Investor shall (A) deliver or cause to be delivered to the Company this Agreement duly executed by the Investor and all other documents and certificates to satisfy the conditions set forth in Section 6.01 and (B) pay to the Company the Aggregate Purchase Price by wire transfer in immediately available U.S. federal funds to the account designated by the Company. The Company and the Investor each hereby agree that, upon payment of the Aggregate Purchase Price to the account designated by the Company, the Company shall promptly file the Statement of Designation substantially in the form set forth as Exhibit A hereto and issue 50,000 Series D Preferred Shares to the Investor.

SECTION 2.03.  Termination.

(a)  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by the Company or the Investor giving written notice of such termination to the other party if the Closing Date has not occurred on or prior to the tenth Business Day following the date hereof; provided, however, that the party seeking termination pursuant to this Section 2.03(a) is not in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement, and, provided further, that if the Aggregate Purchase Price or any portion thereof has been received by the Company, upon a termination pursuant to this Section 2.03 by either party the Company shall promptly return such amount to the Investor, but in no event later than the second Business Day following such termination.

(b)          In the event of such termination, this Agreement shall forthwith become wholly void and of no further force and effect without any liability or obligation on the part of the Company or the Investor, other than the provisions of this Section 2.03, Section 5.01, Section 5.02 and Article VIII (other than Section 8.05).

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Investor as of the date hereof and as of the Closing Date as follows:

SECTION 3.01.  Purchased Shares.

All of the issued and outstanding shares of capital stock of the Company have been, and the Series D Preferred Shares will be, when issued against payment of the Aggregate Purchase Price, duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Federal and state securities laws, the BCA and Articles of Incorporation and Bylaws, and such shares were not, or will not be, issued in violation of any purchase option, call option, preemptive right, resale right, subscription right, right of first refusal or similar right.

SECTION 3.02.  Organization.

The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with full corporate power and authority to own, lease and operate its properties and conduct its business and to execute and deliver this Agreement.

SECTION 3.03.  Good Standing.

The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and the subsidiaries of the Company (the “Subsidiaries”) taken as a whole (a “Company Material Adverse Effect”).

SECTION 3.04.  Due Authorization.

The Company has all corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by the Company. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the Board, and this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy. No vote or other approval of the equityholders of the Company is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, whether by reason of applicable Law, the Articles of Incorporation or the Bylaws, the rules or requirements of any securities exchange or Nasdaq or otherwise.

SECTION 3.05.  No Conflicts.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (or constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the termination of, or in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Company or any Subsidiary pursuant to) (a) the Articles of Incorporation or the Bylaws or the articles of incorporation or bylaws or similar constitutional documents of any of the Subsidiaries, (b) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument, as such agreements or instruments are amended from time to time, to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, (c) any Federal, state, local or foreign law, regulation or rule applicable to the Company, (d) any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including the rules and regulations of Nasdaq) applicable to the Company or (e) any decree, judgment or order applicable to the Company or any of the Subsidiaries or any of their respective properties, except in the case of the foregoing clauses (b), (c), (d) and (e) as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06.  No Consents Required.

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Federal, state, local or other governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization, other non-governmental regulatory authority, in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (a) any applicable filings with the Republic of the Marshall Islands, (b) any filings pursuant to the Securities Act in connection with the registration of the Common Shares issuance upon conversion of the Series D Preferred Shares in accordance with Annex B hereto and (c) such consents, waivers, authorizations, orders, notices, filings or registrations that have been obtained or made and are in full force and effect.

SECTION 3.07.  Anti Take-over Statutes; Anti-Takeover Laws.

Assuming the accuracy of Investor’s representations and warranties set forth in Article IV, the Company has taken all action necessary to render inapplicable to the Investor Purchase and the other transactions contemplated hereby, Section 5.1 of the Company's Articles of Incorporation, any similar provisions in the Articles of Incorporation, Bylaws or any other Company document governing the rights of shareholders, any other takeover Law or any “poison pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

ARTICLE IV

Representations and Warranties of the Investor

The Investor represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

SECTION 4.01.  Organization.

The Investor is an entity duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

SECTION 4.02.  Due Authorization.

The Investor has all requisite right, power and authority, and has taken all actions necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Investor. This Agreement is the legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy.

SECTION 4.03.  No Conflicts.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (or constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the termination of, or in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Investor pursuant to) (a) the organizational or other governing documents of the Investor, (b) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Investor is a party or by which the Investor or any of its respective properties may be bound or affected, (c) any Federal, state, local or foreign law, regulation or rule applicable to the Investor or (d) any decree, judgment or order applicable to the Investor or any of its properties, except in the case of the foregoing clauses (b), (c) and (d) as would not, individually or in the aggregate, materially and adversely affect the Investor’s ability to perform its obligations under this Agreement to which it is a party or consummate the transactions contemplated therein on a timely basis.

SECTION 4.04.  No Consents Required.

The Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Federal, state, local or other governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization, other non-governmental regulatory authority, in connection with the execution, delivery and performance of this Agreement by the Investor or the consummation by the Investor of the transactions contemplated hereby, except for (a) any applicable reporting requirements of the Exchange Act and (b) such consents, waivers, authorizations, orders, notices, filings or registrations that have been obtained or made and are in full force and effect.

SECTION 4.05.  Financial Capability.

The Investor has available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement and satisfy all of its obligations under this Agreement when required to do so pursuant to the terms hereof.

SECTION 4.06.  Purchaser Status.

The Investor is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Series D Preferred Shares, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Series D Preferred Shares for an indefinite period of time and, at the present time, is able to afford a complete loss of such investment.

SECTION 4.07.  No Reliance.

The Investor is knowledgeable about the Company, its financial condition, results of operations, assets, liabilities, properties, operations and markets in which it operates. Without derogating from or limiting the representations and warranties of the Company in Article III, the Investor (a) is not relying on the Company for any legal, tax, investment, accounting or regulatory advice, (b) has consulted with its own advisors concerning such matters and (c) has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and operations of the Company, and, in determining to proceed with the transactions contemplated by this Agreement, has relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company in Article III.

SECTION 4.08.  Private Placement Consideration.

The Investor is acquiring the Purchased Shares as principal for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof and has no direct or indirect arrangement or understandings with any other Persons to distribute, offer or sell or regarding the distribution, offer or sale of Series D Preferred Shares (this representation and warranty not limiting the Investor’s right to sell the Series D Preferred  Shares in compliance with the transfer restrictions set forth herein and applicable Federal and state securities laws). The Investor understands and acknowledges that (a) the Purchased Shares are being sold to it pursuant to an exemption from registration under the Securities Act, (b) its representations and warranties contained herein are being relied upon by the Company as a basis for such exemption under the Securities Act and under the securities Laws of various other foreign and domestic jurisdictions, (c) no U.S. state or Federal agency has made any finding or determination as to the fairness of the terms of the sale of the Purchased Shares or any recommendation or endorsement thereof and (d) the Series D Preferred Shares are “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under applicable securities Laws, such Series D Preferred Shares may be resold without registration under the Securities Act only in certain limited circumstances.

SECTION 4.09.  Compliance.

Neither the Investor nor any of its controlling or controlled Affiliates is the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority with jurisdiction over such Person. The funds held by the Investor and used to purchase the Purchased Shares were legally derived.

The Company acknowledges and agrees that the representations contained in this Article IV shall not modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

ARTICLE V

Additional Agreements

SECTION 5.01.  Confidentiality.

No public release, announcement, filing or other public disclosure concerning this Agreement or the transactions contemplated hereby shall be issued, furnished, filed or made, as the case may be, by any party without the prior consent of the Company and the Investor, except for any release, announcement, filing or other disclosure as may be required by Law or the rules or regulations of any securities exchange or Nasdaq.

SECTION 5.02.  Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 5.03.  Use of Proceeds.

The Company shall use the net proceeds received by it from the sale of the Purchased Shares for capital expenditures, working capital, to make vessel or share acquisitions or for other general corporate purposes, or a combination thereof.

SECTION 5.04.  Transfer Restrictions.

The Investor shall not, without the Company’s prior written consent, at any time beginning from the date hereof and continuing to and including the date 180 days after the Closing Date, directly or indirectly, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Series D Preferred Shares, or publicly disclose the intention to make any offer, sale, pledge or disposition, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Series D Preferred Shares, whether any such transaction described in clauses (a) and (b) is to be settled by delivery of Series D Preferred Shares or any other equity security of the Company, in cash or otherwise.

SECTION 5.05.  Removal of Legends; Transfer.

(a)          The Series D Preferred Shares and any Common Shares issued to the Investor upon conversion of the Series D Preferred Shares (together, the “Investor’s Shares”) may only be disposed of in compliance with state and Federal securities laws. In connection with any transfer of the Investor’s Shares other than (i) to the Company or (ii) to an Affiliate of the Investor, (iii) in connection with the grant by the Investor of a pledge as contemplated in Section 5.05(b), or (iv) in a sale pursuant to effective registration statement, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Investor’s Shares under the Securities Act. Except in the case of a transfer pursuant to Clause (i) or Clause (iv) above or in an open market sale pursuant to Rule 144 of the Securities Act, as a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of the Investor under this Agreement.

(b)          The Investor agrees to the placement, so long as is required by this Section 5.05, of a legend or book entry notation on or with respect to any of the Investor’s Shares in substantially the following form:

THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION THAT WAS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Investor’s Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Investor may transfer pledged or secured Investor’s Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice to the Company shall be required of such pledge. At the Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Investor’s Shares may reasonably request in connection with a pledge or transfer of such Investor’s Shares, including, if such Investor’s Shares are subject to registration pursuant to Article VII, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act, or other applicable provision of the Securities Act, to appropriately amend the list of selling shareholders thereunder.

ARTICLE VI

Conditions to Closing

SECTION 6.01.  Conditions to the Obligations of the Company.

The obligations of the Company to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company of the following conditions:

(a)          all representations and warranties of the Investor in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time;

(b)          the Investor shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c)          the Investor shall have delivered or paid, as applicable, to the Company the items set forth in Section 2.02(b)(ii); and

(d)          no provision of any applicable Law and no permanent, preliminary or temporary judgment, injunction, order or decree that has the effect of preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall be in effect at the Closing, and no action, claim or proceeding seeking any such judgment, injunction, order or decree shall be threatened in writing or pending at the Closing.

SECTION 6.02.  Conditions to the Obligations of the Investor.

The obligations of the Investor to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Investor of the following conditions:

(a)          the representations and warranties of the Company in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time;

(b)          the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c)          the Company shall have delivered to the Investor the items set forth in Section 2.02(b)(i); and

(d)          no provision of any applicable Law and no permanent, preliminary or temporary judgment, injunction, order or decree that has the effect of preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall be in effect at the Closing, and no action, claim or proceeding seeking any such judgment, injunction, order or decree shall be threatened in writing or pending at the Closing.

ARTICLE VII

Registration and Conversion Rights

SECTION 7.01.  Registration Rights.

The Company grants to the Investor the registration rights set forth in Annex B hereto with respect to any Registrable Securities for so long as the Investor is an Affiliate of the Company.

SECTION 7.02.  Conversion Rights.

The Investor undertakes that it will only exercise its conversion rights with respect to the Series D Preferred Shares in a manner that will not conflict with, result or constitute in any breach or violation of any obligations of the Company as of the date of this Agreement and/or create additional obligations and liabilities to the Company (other than for the purpose of effecting the conversion) and/or grant to or, allow the exercise by, any third party any rights.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Other Representations or Warranties.

Each of the Investor and the Company acknowledges that, except for the representations and warranties expressly set forth in Article III and Article IV, none of the Investor, the Company or any other Person has made any express or implied representation or warranty, including with respect to the Investor, the Company, any of its Subsidiaries or their respective Affiliates or with respect to the accuracy or completeness of any other information provided, or made available, to the Investor, the Company or any of their respective Affiliates in connection with the Investor Purchase, and each of the Investor and the Company has not relied on any representation or warranty other than those expressly set forth in Article III or Article IV, as applicable.

SECTION 8.02.  Notices.

All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, if delivered personally or by e-mail prior to 5:00 p.m., in the place of delivery and such day is a Business Day; otherwise, the next Business Day, (ii) on the first Business Day following the date of dispatch if delivered express mail by a recognized overnight courier service or (iii) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice given in accordance with this Section 8.02:

(a)	if to the Company, to

Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
Email: corporate@castormaritime.com
Attention: Ioannis Lazaridis

with a copy to:

Watson Farley & Williams Greece
5th Floor, Building B
348 Syngrou Avenue
Kallithea, Athina 176 74
Greece
Email : kmexias@wfw.com
Attention : Konstantinos Mexias

(b)	if to the Investor,

Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
Email:  corporate@torocorp.com
Attention:  Ioannis Lazaridis

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Email: horton@sewkis.com
Attention: Edward Horton

SECTION 8.03.  Amendments; Waivers.

(a)          No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Company and the Investor, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)          The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or otherwise.

SECTION 8.04.  Interpretation.

When a reference is made in this Agreement to “Articles” or “Sections”, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All references to “$” or “dollars” mean the lawful currency of the United States of America. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section. References to a Person are also to its successors and permitted assigns.

SECTION 8.05.  Further Assurances.

Each party hereto shall do and perform or cause to be done and performed all further acts and shall execute and deliver all other agreements, certificates, instruments and documents as the other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. In connection with any breach of a representation, warranty or covenant contained in this Agreement by any party, the other party’s loss in connection with such breach shall also include any fees of counsel reasonably incurred by that other party in connection with such breach.

SECTION 8.06.  Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other party hereto. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.07.  Survival.

The representations and warranties contained herein shall survive the Closing and the delivery of the Purchased Shares for a period of three years from the Closing.

SECTION 8.08.  Construction.

The parties agree that each of them and their respective counsels have reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

SECTION 8.09.  Governing Law.

Except to the extent specifically required by the BCA, this Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), directly or indirectly, shall be governed by, construed and enforced in accordance with the laws of the State of New York, including its statutes of limitations, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of New York and that the laws of the State of New York shall be applied in interpreting its provisions in all cases where legal interpretation shall be required, except to the extent the BCA is specifically required by such act to govern the interpretation of this Agreement.

SECTION 8.10.  Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.10.

SECTION 8.11.  Consent to Jurisdiction; Enforcement.

Each of the parties (a) consents to submit itself to the personal jurisdiction of the High Court of the Marshall Islands in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in such court and (d) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than as stated in paragraph (a) above.

SECTION 8.12.  Entire Agreement; No Third-Party Beneficiaries.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, between the parties and/or their Affiliates with respect to the subject matter hereof.  No provision of this Agreement shall confer upon any person other than the parties hereto any claim, clause of action, right or remedy hereunder.

SECTION 8.13.  Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be deemed to be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms to the maximum extent permitted by Law, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.14.  Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties, with the same effect as if the signatures were upon the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the day and year first above written.

CASTOR MARITIME INC.

By:
/s/ Dionysios Makris
Name: Dionysios Makris
Title: Director

TORO CORP.

By:
/s/ Angelos Rounick Platanias
Name: Angelos Rounick Platanias
Title: Board of Directors, Secretary

[Signature Page to Share Purchase Agreement]

ANNEX A

Form of Amended and Restated Statement of Designation

EXECUTION VERSION

AMENDED AND RESTATED STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF 5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES OF CASTOR MARITIME INC.

CASTOR MARITIME INC., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Company”), in accordance with the provisions of Section 35 thereof and the Articles of Incorporation of the Company, as amended (the “Articles”), does hereby certify:

The Board of Directors of the Company has previously adopted resolutions fixing the designation and certain terms, powers, preferences and other rights of the series of preferred shares of the Company, designated as “5.00% Series D Cumulative Perpetual Convertible Preferred Shares”, and certain qualifications, limitations and restrictions thereon. Capitalized terms shall have the same meaning as in the Articles, unless otherwise specified in this Amended and Restated Statement of Designation or unless the context otherwise requires.

All of the holders of the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares have agreed to and the Board of Directors of the Company has adopted the following resolution amending and restating the Statement of Designations of the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares series of preferred shares of the Company.

RESOLVED, that the Statement of Designation of the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares be and hereby is amended and restated, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions of the shares of such series, are as follows:

Section 1.    Designation and Amount. The shares of this series shall be designated as “5.00% Series D Cumulative Perpetual Convertible Preferred Shares” (hereinafter, called “this Series”). Shares of this Series shall have a par value of $0.001 per share and each share of this Series shall be identical in all respects to every other share of this Series. On the date hereof, the number of shares constituting this Series shall be 100,000, which number the Board of Directors may from time to time increase (but not in excess of the total number of designated preferred shares of the Company, excluding any other series of preferred shares authorized at the time of such increase) or decrease (but not below the number of shares of this Series then outstanding).

Section 2.          Definitions. As used herein with respect to this Series:

(a)         “Accrued Dividends” means, with respect to shares of this Series, an amount computed at the applicable Annual Rate for this Series from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

(b)          “Annual Rate” means:

(i)
for each Dividend Period commencing on, and including, August 7, 2023 (the “Original Issue Date”) until (but excluding) the seventh anniversary of the Original Issue Date, 5.00% per annum of the Stated Amount; and

(ii)
for each Dividend Period commencing on and from the seventh anniversary of the Original Issue Date and at all times thereafter, at a rate which is equal to the Annual Rate in effect for the last Dividend Period prior to the adjustment multiplied on each anniversary of the Original Issue Date (with the first adjustment occurring on such seventh anniversary) by a factor of 1.30 provided however that the Annual Rate cannot exceed the rate of 20% per annum.

(c)          “Board of Directors” means the Board of Directors of the Company or a committee of the Board of Directors duly authorized by the Board of Directors to declare dividends on this Series or take other action relating to this Series.

(d)          “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized or obligated by law, regulation or executive order to close.

(e)          “Company” has the meaning set forth in the Preamble.

(f)          “Conversion Notice” has the meaning set forth in Section 6(e).

(g)          “Conversion Price” has the meaning set forth in Section 6(e).

(h)          “Dividend Parity Stock” means any class or series of stock of the Company that ranks on a parity with this Series in the payment of dividends.

(i)          “Dividend Payment Date” has the meaning set forth in Section 3(a).

(j)          “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of shares of this Series shall commence on (and include) the Original Issue Date.

(k)          “DTC” means The Depository Trust Company.

(l)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(m)        “Five-Day VWAP” means as applicable: (i) the volume weighted average price per Common Share as reported by Bloomberg and calculated during regular trading hours over the five consecutive Trading Day period expiring on the Trading Day immediately prior to the date of delivery of a Conversion Notice in accordance with Section 6(e); or (ii) if the Common Shares are not then listed or traded on a United States securities exchange or trading market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported.

(n)         “Junior Stock” means any class or series of stock of the Company (including the Common Shares) that ranks junior to this Series in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Company.

(o)          “Liquidation Preference” has the meaning set forth in Section 4.

(p)          “Liquidation Preference Parity Stock” means any class or series of stock of the Company that ranks on a parity with this Series in the distribution of assets on liquidation, dissolution or winding up of the Company.

(q)          “Nonpayment Event” has the meaning set forth in Section 7(b).

(r)           “Original Issue Date” has the meaning set forth in Section 1.

(s)           “Preferred Share Director” has the meaning set forth in Section 7(b).

(t)           “Stated Amount” means, in respect of this Series, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Articles or applicable statement of designations.

(u)         “Trading Day” means any day on which the principal United States securities exchange or trading market where the Common Shares is then listed or traded is open for business.

(v)          “this Series” has the meaning set forth in Section 1.

(w)         “Voting Parity Stock” has the meaning set forth in Section 7(b).

Section 3.         Dividends.

(a)        Rate. Holders of this Series shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor cumulative dividends at the applicable Annual Rate per share in either (as the Board of Directors resolves at its discretion) (i) cash or (ii) shares of this Series equal to the quotient of (A) the Accrued Dividends divided by (B) the Stated Amount per share of this Series, and no more, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023 (each, a “Dividend Payment Date”) with respect to the Dividend Period ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors in advance of payment of each particular dividend. The amount of the dividend per share of this Series for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a Business Day, the applicable dividend shall be paid on the first Business Day following that day without adjustment. The Company shall not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on this Series. For the avoidance of doubt, if declared by the Board of Directors, the aggregate dividend payable to holders of this Series in respect of the Dividend Period from October 15, 2024 to January 14, 2025 shall be $847,222.22.

(b)          Priority of Dividends. So long as any share of this Series remains outstanding, unless full Accrued Dividends on all outstanding shares of this Series through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

If the Board of Directors elects to declare only partial instead of full dividends for a dividend payment date and related dividend period (which terms include, in the case of this Series, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of this Series or any Dividend Parity Stock, then to the extent permitted by the terms of this Series and each outstanding series of Dividend Parity Stock such partial dividends shall be declared on shares of this Series and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to this Series and any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring this Series and such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods (that is, for this Series, full Accrued Dividends). To the extent a dividend period with respect to this Series or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), for purposes of this paragraph the Board of Directors may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to this Series for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and this Series.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Common Shares or Junior Stock from time to time out of any funds legally available therefor, and the shares of this Series shall not be entitled to participate in any such dividend.

(c)          Redemption and Repurchase of Junior Stock. So long as any share of this Series remains outstanding, unless full Accrued Dividends on all outstanding shares of this Series through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than:

(i)       as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company, or

(ii)      through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

Section 4.          Liquidation, Dissolution or Winding Up.

(a)          Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, holders of this Series will be entitled to receive out of the assets of the Company legally available for distribution to its shareholders an amount equal to the Stated Amount per share, together with an amount equal to all Accrued Dividends to the date of payment whether or not earned or declared (the “Liquidation Preference”).

(b)        Partial Payment. If the assets of the Company are not sufficient to pay the Liquidation Preference in full to all holders of this Series and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of this Series and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of this Series and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Company other than this Series means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c)          Residual Distributions. If the Liquidation Preference has been paid in full to all holders of this Series and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(d)         Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger, consolidation or other business combination of the Company with or into any other corporation, including a transaction in which the holders of this Series receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 5.          Redemption.

(a)          Optional Redemption. This Series is perpetual and has no maturity date. The Company may, at its option, redeem the shares of this Series (i) in whole or in part, at any time and from time to time on or after the fifth anniversary of the Original Issue Date, at a cash redemption price equal to 105% of the Stated Amount and (ii) in whole but not in part, if at any time the number of shares of this Series outstanding is 30,000 shares or less, at a cash redemption price equal to 100% of the Stated Amount, in each case together (except as otherwise provided herein) with an amount equal to all Accrued Dividends to, but excluding, the redemption date. The redemption price for any shares of this Series shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Company or its agent, if the shares of this Series are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 3 above.

(b)          No Sinking Fund. This Series will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of this Series will have no right to require redemption of any shares of this Series.

(c)          Notice of Redemption. Notice of every redemption of shares of this Series shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Company. Such mailing shall be at least 15 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of this Series designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of this Series. Notwithstanding the foregoing, if the shares of this Series are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of this Series at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of this Series to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (5) that dividends will cease to accrue on the redemption date.

(d)          Partial Redemption. In case of any redemption of only part of the shares of this Series at the time outstanding, the shares to be redeemed shall be selected either pro rata from the holders of record of this Series in proportion to the number of shares of this Series held by such holders or by lot or in such other manner as the Board of Directors may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors shall have full power and authority to prescribe the terms and conditions on which shares of this Series shall be redeemed from time to time. If the Company shall have issued certificates for this Series and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

(e)        Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of this Series are issued in certificated form, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Company’s other funds, and thereafter the holders of the shares so called for redemption shall look only to the Company for payment of the redemption price of such shares.

Section 6.          Conversion Rights.

(a)          General. The shares of this Series shall not be convertible into Common Shares or other of the Company’s securities and shall not have exchange rights, except as set forth below.

(b)         Optional Conversion Rights of the Holders. Subject to the terms and conditions of this Section 6 (including the conversion procedures set forth below), from and including January 1, 2026 and at any time thereafter, each holder of this Series may elect to convert, in whole or in part, without the payment of additional consideration by such holder, not less than 500 of its shares of this Series into, subject to Section 6(d) below, a number of validly issued, fully paid and non-assessable Common Shares equal to the quotient of (i) the aggregate Stated Amount of the shares of this Series converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the Conversion Notice is delivered divided by (ii) the Conversion Price, as defined in the following sentence. The “Conversion Price” for any conversion hereunder shall be the lower of (I) the amount of $7.00 per Common Share, which amount may be adjusted pursuant to Section 6(c) or (II) the Five-Day VWAP of the Company immediately preceding the conversion date; provided, that, notwithstanding anything to the contrary herein, the Conversion Price shall not be less than $0.30 per share.

(c)         Adjustment to Conversion Price upon Stock Dividend, Subdivision, Split or Combination. If the Company shall, at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of Common Shares or any other equity or equity equivalent securities payable in shares of Common Shares, or effect a subdivision or split of the outstanding Common Shares, the Conversion Price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding Common Shares, the Conversion Price in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 6(c) shall become effective at the close of business on the effective date of the applicable stock dividend or distribution, subdivision, split or combination.

(d)         Fractional Shares upon Conversion. No fractional Common Shares shall be issued upon conversion of the shares of this Series. In lieu of any fractional shares to which the converting holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Conversion Price of such fractional shares.

(e)          Notice of Conversion. Before any holder of this Series shall be entitled to convert the same into full Common Shares, such holder shall give written notice to the Company or the transfer agent for this Series of the election to convert shares of this Series, the number of shares of this Series to be converted, the number of shares of this Series that such holder will beneficially own subsequent to such conversion and the person to whom the Common Shares are to be issued and the name (with address) of the holder or its nominees in which such holder desires the Common Shares to be issued, subject to any restrictions on transfer relating to the shares of this Series or the Common Shares upon conversion thereof (such written notice, the “Conversion Notice”) and deliver to the Company or the transfer agent, as applicable, all tax forms, transfer forms or other relevant documentation required and specified by the Company or the transfer agent to effect the conversion. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. No ink-original Conversion Notice shall be required.

(f)          Mechanics of Conversion. The Company shall, as soon as practicable after receipt of the Conversion Notice (or, if applicable, notice from the transfer agent of this Series of receipt thereof) and all tax forms, transfer forms or other relevant documentation required and specified by it or the transfer agent to effect the conversion, and in any event within three Business Days thereafter, issue and deliver to the applicable holder, the number of Common Shares to which such holder is entitled for such conversion by crediting, or instructing the transfer agent for the Series to credit, a book-entry account of the holder or its nominees with such Common Shares, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional Common Shares, plus any cash dividends on the converted shares of this Series that were declared but unpaid on the date on which the Conversion Notice was delivered.

(g)         Effective Time of Conversion. Conversion pursuant to this Section 6 shall be deemed to have been made immediately prior to the close of business, New York time, on the date on which the Conversion Notice is delivered or caused to be delivered by the relevant holder. The person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date.

(h)        Effect of Conversion. Shares of this Series converted into Common Shares in accordance with this Section 6 shall be canceled, shall resume the status of authorized but unissued shares of preferred shares of the Company and shall no longer be designated as shares of this Series. To the extent the converted shares of this Series are represented by certificates, no holder shall be required to physically surrender any certificate(s) representing such converted shares to the Company until all shares of this Series represented by such certificate(s) have been converted in full, in which case the applicable holder shall surrender such certificate(s) to the Company for cancellation on the date the final Conversion Notice is delivered to the Company or the transfer agent for the Series. To the extent the shares of this Series are represented by certificates, delivery of a Conversion Notice with respect to a partial conversion shall have the same effect as cancellation of the original certificate(s) representing such shares and issuance of a certificate representing the remaining shares of this Series held by the applicable holder.

(i)          Reservation of Stock Issuable Upon Conversion. The Company shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of effecting the conversion of the shares of this Series, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all then outstanding shares of this Series; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding shares of this Series, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite approvals of any necessary amendment to this Amended and Restated Statement of Designation or the Articles.

(j)          Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Common Shares upon conversion of shares of this Series pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Shares in a name other than that in which the shares of this Series so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

Section 7.          Voting Rights.

(a)          General. The holders of this Series will have no voting rights except as set forth below or as otherwise from to time required by law.

(b)        Right to Elect Directors on Nonpayment Events. If and whenever dividends payable on this Series or any class or series of Dividend Parity Stock having voting rights equivalent to those described in this Section 7 (any such class or series being herein referred to as “Voting Parity Stock”) have not been declared and paid (or, in the case of this Series and Voting Parity Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly Dividend Periods or three semi-annual dividend periods or their equivalent (whether or not consecutive) (a “Nonpayment Event”), the number of directors then constituting the Board of Directors shall be automatically increased by (i) one, if at such time the Board of Directors consists of eight or fewer directors or (ii) two, if at such time the Board of Directors consists of nine or more directors, and the holders of this Series, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the additional director or two directors, as the case may be (the “Preferred Share Directors”); provided that the Board of Directors shall at no time include more than two Preferred Share Directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred shares are entitled to elect pursuant to like voting rights).

In the event that the holders of this Series and such other holders of Voting Parity Stock shall be entitled to vote for the election of the Preferred Share Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the Stated Amount of this Series and each other series of Voting Parity Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders of the Company, in which event such election shall be held only at such next annual or special meeting of shareholders), and at each subsequent annual meeting of shareholders of the Company. Such request to call a special meeting for the initial election of the Preferred Shares Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of this Series or Voting Parity Stock, and delivered to the Secretary of the Company in such manner as provided for in Section 13 below, or as may otherwise be required or permitted by applicable law. If the Secretary of the Company fails to call a special meeting for the election of the Preferred Share Directors within 20 days of receiving proper notice, any holder of this Series may call such a meeting at the Company’s expense solely for the election of the Preferred Share Directors, and for this purpose and no other (unless provided otherwise by applicable law) such this Series holder shall have access to the Company’s stock ledger.

When (i) Accrued Dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on this Series after a Nonpayment Event, and (ii) the rights of holders of any Voting Parity Stock to participate in electing the Preferred Share Directors shall have ceased, the right of holders of this Series to participate in the election of Preferred Share Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Share Directors shall forthwith terminate, and the number of directors constituting the Board of Directors shall automatically be reduced accordingly.

Any Preferred Share Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of this Series and Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts). The Preferred Share Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders if such office shall not have previously terminated as above provided. In case any vacancy shall occur among the Preferred Share Directors, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the shareholders on the nomination of the then remaining Preferred Share Director or, if no Preferred Share Director remains in office, by the vote of the holders of record of a majority of the outstanding shares of this Series and such Voting Parity Stock for which dividends have not been paid, voting as a single class in proportion to their respective Stated Amounts. The Preferred Share Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote.

(c)          Other Voting Rights. So long as any shares of this Series are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles, the vote or consent of the holders of at least 66 2/3% of the shares of this Series at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective Stated Amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i)       Amendment of Articles. Any amendment, alteration or repeal of any provision of the Articles or Bylaws of the Company that would alter or change the voting powers, preferences or special rights of this Series so as to affect them adversely;

(ii)      Authorization of Dividend Parity Stock. The issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding this Series Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment;

(iii)     Authorization of Senior Stock. Any amendment or alteration of the Articles to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Company ranking prior to this Series in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or

(iv)     Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving this Series, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the shares of this Series remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the shares of this Series are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of this Series immediately prior to such consummation, taken as a whole except, in each case, in connection with the issuance of Series C Participating Preferred Shares of the Company.

(d)         Changes after Provision for Redemption. No vote or consent of the holders of this Series will be required pursuant to Section 7(b) or Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of this Series shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 5 above.

Section 8.         Record Holders. To the fullest extent permitted by applicable law, the Company and the transfer agent for this Series may deem and treat the record holder of any share of this Series as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 9.         Other Rights. The shares of this Series will not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of the Company. The holders of this Series shall not have any preemptive rights.

Section 10.        Certificates. The Company may at its option issue shares of this Series without certificates. As long as DTC or its nominee is the registered owner of the shares of this Series, DTC or its nominee, as the case may be, will be considered the sole owner and holder of all shares of this Series for all purposes under the instruments governing the rights and obligations of holders of shares of this Series. If DTC discontinues providing its services as securities depositary with respect to the shares of this Series, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Company will either print and deliver certificates for the shares of this Series or provide for the direct registration of the shares of this Series with the transfer agent for the shares of this Series. If the Company decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), certificates for the shares of this Series will be printed and delivered to DTC or the Company will provide for the direct registration of the shares of this Series with the transfer agent for the shares of this Series. Except in the limited circumstances referred to above, owners of beneficial interests in the shares of this Series: (a) will not be entitled to have such shares of this Series registered in their names; (b) will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the shares of this Series; and (c) will not be considered to be owners or holders of the shares of this Series for any purpose under the instruments governing the rights and obligations of holders of shares of this Series.

Section 11.      Reacquired Shares. Any shares of this Series that are redeemed, purchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued preferred shares undesignated as to series and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions set forth in the Articles.

Section 12.        Fractional Shares. The Company shall have the authority to issue fractional shares of this Series.

Section 13.       Notices. All notices or communications in respect of this Series will be sufficiently given if given in writing and delivered via overnight courier, facsimile or email to each holder at its last address as it shall appear on the books and records of the Company, or if given in such other manner as may be permitted in this Amended and Restated Statement of Designations, in the Articles or Bylaws or by applicable law.

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IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his hand this [•] day of December, 2024.

By:
Name:

ANNEX B

Registration Rights

REGISTRATION:
Subject to the Investor timely providing the Company with all information and documents reasonably requested by the Company in connection with such filings, the Company will file, as promptly as reasonably practicable, and in any event no later than 60 calendar days after a request by the Investor, one or more registration statements to register Registrable Securities then held by the Investor (including a plan and method of distribution as reasonably determined by the Company and the Investor). Each such registration statement may also register sales of securities for the account of the Company or other holders. The Company will use its reasonable best efforts to have each such registration statement declared effective as soon as possible after such filing.

The Company shall only be required to effect such a demand registration if the expected aggregate gross proceeds from the offering of the Registrable Securities to be registered in connection with such demand registration are at least $5,000,000 and the Company shall not be required to effect a demand registration for an amount of expected aggregate gross proceeds of more than $25,000,000 in any consecutive calendar 12-month period.

Subject to any Blackout Period, the Company will use its reasonable best efforts to keep such registration statement continuously effective until the distribution contemplated in such registration statement has been completed.

BLACKOUT PERIODS:
In the event that the Company determines in good faith that the registration or sale of Registrable Securities would reasonably be expected to materially adversely affect or materially interfere with any material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the Company shall be entitled to postpone the filing or the effectiveness of a registration statement, or suspend the availability of a registration statement and the prospectus contained therein for sales thereunder, for a period of up to 90 days.

A Blackout Period may not occur more than 3 times in any period of 12 consecutive months or last, together with any other Blackout Period, in the aggregate, more than 90 days in any period of 12 consecutive months.

EXPENSES:
All fees and expenses (other than Selling Expenses) incident to the Company’s performance of its obligations hereunder (including all registration and filing fees) shall be borne solely by the Company. The Investor shall pay all Selling Expenses.

TERM:
The rights and obligations of the Company and the Investor pursuant to Section 7.01 (Registration Rights) shall commence on and from the date hereof and shall terminate on (i) the date occurring after the seventh anniversary of the date hereof or (ii) if earlier, the date on which the Investor owns no Registrable Securities.